SECURITIES AND EXCHANGE COMMISSION


                        WASHINGTON,  D. C.  20549


                              SCHEDULE 13G


                Under the Securities Exchange Act of 1934


                       HILLENBRAND INDUSTRIES INC.
                            (NAME OF ISSUER)



                             COMMON STOCK
                     (Title of Class of Securities)


                                 431573104
                             (CUSIP Number)


                            DECEMBER 31, 1994
                                 (Date)


    Check the following box if fee is being paid with this statement






















CUSIP NO.                431573104



1)   Names of Reporting Persons         I.R.S. No.  31-0738296
     S.S. or I.R.S. Identification Nos. of             BANC ONE CORPORATION
     Above Persons


2)   Check the Appropriate Box if a
     Member of a Group                (a) ____________________
     (See Instructions)               (b) ____________________



3)   SEC Use only



4)   Citizenship or Place of
     Organization                      OHIO CORPORATION



Number of Shares         (5)  Sole Voting Power             849,474
Beneficially             (6)  Shared Voting Power               800
Owned by            (7)  Sole Dispositive Power           1,251,738
Each Reporting      (8)  Shared Dispositive Power         2,367,944
Person with



9)   Aggregate Amount Beneficially                         3,619,682
     Owned by Each Reporting Person



10)  Check if the Aggregate Amount
     in Row (9) Excludes Certain
     Shares (See Instructions)



11)  Percent of Class Represented
     by Amount in Row 9                                           5.09%



12)  Type of Reporting Person
     (See Instructions)                                            HC



Item 1(a) Name of Issuer:               HILLENBRAND INDUSTRIES INC.

Item 1(b) Address of Issuer's principal executive
           offices:                              700 STATE RTE 46E
                                               BATESVILLE, IN  47006

Item 2(a) Name of person filing:        BANC ONE CORPORATION

Item 2(b) Address of principal business office or,   100 East Broad Street
          if none residence:            Columbus, Ohio  43271-0251

Item 2(c) Citizenship:                  Not Applicable

Item 2(d) Title of class of securities:      COMMON STOCK

Item 2(e) CUSIP No.:                                    431573104

Item 3.   This statement is filed pursuant to Rule 13d-1(c).

Item 4.   Ownership

          This beneficial ownership by BANC ONE CORPORATION with respect to
          common shares of       HILLENBRAND INDUSTRIES INC.  as of
          December 31, 1994 is as follows:

          (a)  Amount beneficially owned:         3,619,682
          (b)  Percent of class                       5.09%

          (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote:   849,474
               (ii) Shared power to vote or to direct the vote:     800
               (iii) Sole power to dispose or to direct the
                      disposition of:                         1,251,738
               (iv) Shared power to dispose or to direct the
                  disposition of:                    2,367,944

Item 5.   Ownership of 5 percent or less of a Class.           N/A

Item 6.   Ownership of More than 5 percent on Behalf of Another Person. N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          BANK ONE, SPRINGFIELD
          BANK ONE, ARIZONA, NA
          BANK ONE OHIO TRUST CO., NA
          BANK ONE, TEXAS, NA
          BANK ONE, INDIANAPOLIS, NA

Item 8.   Identification and Classification of Members of the Group. N/A

Item 9.   Notice of Dissolution of group.               N/A

Item 10.  Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:         FEBRUARY 14, 1995


                                   BANC ONE CORPORATION

                              By:  /S/ William C. Leiter
                                     William C. Leiter, Controller